Exhibit 99.(a) (27) Reminder to employees who have already
made elections, dated May 10, 2002

To:  Eligible Lucent Employees

Subject:   REMINDER:  Transaction Web Site for Exchange Offer

The deadline is approaching for you to elect to participate in the Stock Option Exchange Offer. If you are eligible to participate, you must complete and submit an Exchange Offer Election and Withdrawal Form so that the Lucent Exchange Offer Support Center receives it before 11:59 p.m. Eastern Time on May 22, 2002. You also can change your election or withdraw completely from the offer any time during the offer period as long as your properly completed form is properly delivered to the Lucent Exchange Offer Support Center so that it is received before 11:59 p.m. Eastern time on May 22, 2002.

Participation in the Exchange Offer is completely your choice and is entirely voluntary. You are not obliged to participate in this offer, and if you do not elect to exchange your eligible options, any options you currently hold will remain subject to their present terms.

We expect a high volume of traffic during the last few days of the offer period. If you wait until the end of the offer period to submit your choice or change your election, you may experience slow system performance and you may have difficulty gaining access to the system or submitting your Exchange Offer Election and Withdrawal Form. As a result, you may not be able to submit your form in time for Lucent to receive it before the offer expires.

If you make an election and have a valid Lucent e-mail address, we will send you a confirmation statement by e-mail to inform you that your election or withdrawal has been received. If you do not have a Lucent e-mail address, you will not receive a confirmation. Please contact the Lucent Exchange Offer Support Center by telephone or by email to verify that your election has been received. The Lucent Exchange Offer Support Center may be reached Monday through Friday from 9:00 a.m. to 9:00 p.m. Eastern time by calling +1 877 843-9488 (from within the US) or +1 847 883-0830 (from outside the US). Email inquiries can be sent to lucentexchange@hewitt.com at any time during the offer period.

The offer materials, including eligibility guidelines and instructions for participating, are available to you at [web site link]. If you are in the United States, you must submit your Exchange Offer Election and Withdrawal Form electronically according to the instructions on the web site. If you are outside the United States, you must fax your Exchange Offer Election and Withdrawal Form to the Lucent Exchange Offer Support Center at +1 847 883-4050.

To view your personal stock data, access the Exchange Offer Transaction Web Site at the following URL:

[web site link]